October 8, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance

Officer of Energy & Transportation

Washington, D.C. 20549

Attention: Irene Barberena-Meissner, Karina Dorin, Robin Babula and Gus Rodriguez

Re:	Swiftmerge Acquisition Corp. AleAnna Energy, LLC Registration Statement on Form S-4 Filed July 5, 2024 File No. 333-280699

Ladies and Gentlemen:

On behalf of Swiftmerge Acquisition Corp. (the “SPAC”) and AleAnna Energy, LLC (the “Company”, together with the SPAC, the “Co-Registrants”), below is the response of the SPAC and the Company to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated August 6, 2024, regarding the SPAC’s and the Company’s Registration Statement on Form S-4 (the “Registration Statement”) filed with the Commission on July 5, 2024. In connection with this letter, an amendment to the Registration Statement (the “Amended Registration Statement”) has been submitted to the Commission on the date hereof.

For your convenience, the Staff’s comments are set forth in bold, followed by responses on behalf of the SPAC and the Company. Unless otherwise indicated, all page references in the responses set forth below are to the pages of the clean copy of the Amended Registration Statement. Capitalized terms used but not otherwise defined herein shall have the meanings assigned to such terms in the Amended Registration Statement.

Registration Statement on Form S-4 filed on July 5, 2024

Cover Page

1.	Please expand your disclosure to clarify that Nautilus Member will hold 93.2% of the voting power (assuming no Redemptions Rights are exercised) of outstanding Surviving PubCo Common Stock.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure on the cover page and throughout the Amended Registration Statement accordingly.

2.	Please revise your disclosure here and in your proxy statement/prospectus summary regarding compensation received by Sponsor to disclose the founder shares issued to sponsor and its affiliates and the amount paid for such shares. Also revise to disclose the aggregate amount paid and to be paid to Sponsor or an affiliate of Sponsor in connection with the monthly fee of up to $1,000 for office space, administrative and support services. Refer to Items 1604(a)(3) and 1604(b)(4) of Regulation S-K.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure on the cover page and throughout the Amended Registration Statement accordingly.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

October 8, 2024

3.	Please revise your disclosure here, in your proxy statement/prospectus summary, and elsewhere as appropriate in your filing, to address whether the target company officers or directors have any actual or potential material conflicts of interest, including any material conflict of interest that may arise in determining whether to proceed with the business combination, with unaffiliated security holders of the SPAC. Refer to Items 1603(b), 1604(a)(4), and 1604(b)(3) of Regulation S-K.

Response:

The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure on the cover page and throughout the Amended Registration Statement accordingly. The Co-Registrants do not believe that AleAnna or any of its directors or officers have any actual or potential material conflicts of interest with unaffiliated security holders of the SPAC with respect to the Business Combination, including whether to proceed with the Business Combination, or the approval of the Required SPAC Proposals.do not believe that any of its directors .

4.	We note your disclosure on page 25 indicating that pursuant to the A&R Sponsor Letter Agreement, the Sponsor Related Parties have agreed to vote the SPAC Ordinary Shares owned by them representing 44.9% of the issued and outstanding SPAC Ordinary Shares in favor of the SPAC Proposals. You further disclose that additionally, pursuant to the Investor Letter Agreements, the Investors have agreed to vote an aggregate of 1,470,994 SPAC Class A Ordinary Shares and 2,250,000 SPAC Class B Ordinary Shares owned by them, representing approximately 54.4% of the issued and outstanding SPAC Ordinary Shares and 100% of the issued and outstanding SPAC Class B Ordinary Shares, in favor of the SPAC Proposals. As it appears that shareholder approval of the proposed domestication, business combination and other SPAC Proposals will be assured assuming the parties that executed voting agreements vote as indicated, please revise your disclosure here and throughout to proxy statement/prospectus to state so explicitly. If you believe shareholder approval is not assured, please explain why.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure on the page v and throughout the Amended Registration Statement accordingly.

Selected Definitions, page 6

5.	Please expand your list of definitions to include additional industry oil and gas terms, e.g., developed reserves, developed acres, undeveloped acres, development well, exploratory well, extension well, gross well or acre, net well or acre, probable reserves, possible reserves, productive well, and unproved reserves.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure on page 15 of the Amended Registration Statement accordingly.

Questions and Answers About the Business Combination and the Extraordinary General Meeting Q. What happens if the Business Combination is not completed?, page 23

6.	We note your disclosure here and on page 92 indicates that December 17, 2025 marks 36-months from the date of effectiveness of the registration statement for your initial public offering. As the registration statement for your initial public offering was declared effective on December 14, 2021, it appears the 36-month mark would be December 14, 2024. Please advise or revise.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure on page 26 and 104 of the Amended Registration Statement accordingly.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

October 8, 2024

Q. May the Sponsor, SPAC’s directors, officers, advisors or their affiliates purchase shares in connection with the Business Combination?, page 28

7.	We note your disclosure that the Sponsor and SPAC’s directors, officers, advisors or their affiliates may purchase SPAC Ordinary Shares in privately negotiated transactions or in the open market either prior to or after the Closing, including from SPAC Public Shareholders who would have otherwise exercised their Redemption Rights. We further note your disclosure that any such privately negotiated purchases may be effected at purchase prices that are in excess of the per-share pro rata portion of the aggregate amount then on deposit in the Trust Account. Please provide your analysis on how such potential purchases would comply with Rule 14e-5. To the extent that you are relying on Tender Offer Rules and Schedules Compliance and Disclosure Interpretation 166.01 (March 22, 2022), please provide an analysis regarding how it applies to your circumstances.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure on pages 30 and 31 of the Amended Registration Statement accordingly.

Proxy Statement/Prospectus Summary, page 31

8.	Revise the filing to provide the dilution disclosures required by Item 1604(c) of Regulation S-K.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure on pages 37 and 140 of the Amended Registration Statement accordingly.

Structure of Surviving PubCo Immediately After the Closing, page 31

9.	Please revise the diagram to disclose the ownership percentages held by the applicable shareholder groups in Surviving PubCo and HoldCo.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure on pages 38 and 141of the Amended Registration Statement accordingly.

Risk Factors

Since we have no operating history related to the production of natural gas assets, investors have no basis to evaluate, page 57

10.	Please revise your risk factor disclosure here and elsewhere as appropriate to clearly state that AleAnna is currently in the development stage and has not generated any revenue from its operations to date.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure on pages 34, 71 and 218 of the Amended Registration Statement accordingly.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

October 8, 2024

The market price of Surviving PubCo Class A Common Stock could be adversely affected by sales of substantial amounts of Surviving PubCo, page 79

11.	Please revise to quantify the number of shares subject to registration rights pursuant to the A&R Registration Rights Agreement.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure on pages 41 and 91 of the Amended Registration Statement accordingly.

If SPAC is deemed to be an investment company under the Investment Company Act, SPAC may be required to institute burdensome, page 98

12.	Please revise to disclose that if you are found to be operating as an unregistered investment company, you may be required to change your operations or wind down your operations. Also include disclosure with respect to the consequences to investors if you are required to wind down your operations as a result of this status, such as the losses of the investment opportunity in a target company and any price appreciation in the combined company, and any warrants, which would expire worthless.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure on page 111 of the Amended Registration Statement accordingly.

BofA, as underwriters of the Initial Public Offering, was to be compensated in part on a deferred basis in connection with the Initial, page 101

13.	We note your disclosure here and elsewhere that on November 7, 2022, BofA entered into a letter agreement pursuant to which BofA agreed to irrevocably waive its entitlement to its remaining deferred discount to be paid pursuant to that certain Underwriting Agreement, dated December 14, 2021, by and between SPAC and BofA entered into in connection with SPAC’s IPO. Please expand your disclosure to discuss whether there were any disagreements or objections made to the disclosure in the filing. Also, address the material impact, if any, of agreement provisions that survive the fee waiver, such as indemnification, contribution, rights of first refusal or lockups.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure on pages 41, 113 and 156 of the Amended Registration Statement accordingly.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

October 8, 2024

Our ability to complete the Business Combination may be impacted if the Business Combination is subject to U.S. foreign investment, page 103

14.	We note your disclosure that “Sponsor is not ‘controlled’ (as defined in 31 CFR 800.208) by a foreign person, such that the Sponsor’s involvement in the Business Combination would be a “covered transaction” (as defined in 31 CFR 800.213).” Please revise to more clearly tell us whether your sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. Lastly, in your discussion of the consequences of liquidation to SPAC securityholders, also address that the warrants held by them would expire worthless.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure on page 115 of the Amended Registration Statement accordingly.

SPAC does not have a specified maximum redemption threshold., page 104

15.	Please expand your disclosure here and elsewhere as appropriate to discuss the impact that not having a specified maximum redemption threshold may have on SPAC’s securities being deemed a penny stock and listing on Nasdaq.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure on pages 116 and 117 of the Amended Registration Statement accordingly.

Unaudited Pro Forma Condensed Combined Financial Information

Note 1 - Description of the Business Combination, page 114

16.	You disclose on page 114 that Footnote (f), “Excludes 11,250,000 shares of Surviving PubCo Class A Common Stock issuable upon the exercise of the SPAC Public Warrants.” However, within the table above you refer to footnote (6). Please correct this inconsistency.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure on page 126 of the Amended Registration Statement accordingly.

Note 3 - Transaction Accounting Adjustments, page 115

17.	You disclose that you are still evaluating the accounting for the Blugas Settlement agreement in footnote (6). Please tell us the accounting options you are evaluating, the relevant U.S. GAAP for these options, how the payment to settle the claim to future gas production provides probable economic value and whether any changes are necessary to your pro forma financial statements.

Response: As the Blugas Settlement occurred on May 28, 2024, the Company has since concluded on the accounting for this transaction and recorded it in its condensed consolidated interim financial statements as of and for the six months ended June 30, 2024 included in the Amended Registration Statement.

As disclosed in the condensed consolidated interim financial statements as of and for the six months ended June 30, 2024, and elsewhere in the Amended Registration Statement, the Company accounted for the Blugas Settlement as the acquisition of Blugas’ interest in the future gas production, with $5.4 million (the “Purchase Price”) included in natural gas and other properties and $1.2 million (the “VAT Portion”) included in value-added tax refund receivable.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

October 8, 2024

The Company accounted for the acquisition as an asset acquisition, in accordance with the guidance in ASC 932-360 and the general guidance in ASC-360 regarding the purchase of properties. As the Blugas Settlement resulted in the Company acquiring Blugas’s 20% interest in the gas reserves, effectively transferring ownership of this interest to the Company, the Purchase Price was capitalized to natural gas and other properties in the condensed consolidated balance sheet, with the VAT Portion being included in value-added tax refund receivable.

This interest, an overriding royalty interest (ORRI) whereby Blugas had claim to the first 350 million cubic meters of gas extracted, represents a tangible economic asset with probable future economic benefits as it grants the Company the right to a proportionate share of the future gas production, which can be sold in the market, thereby generating future cash flows. The Company’s year-end December 31, 2023 reserve quantities included the 20% of 350 million standard cubic meters (approximately 2,472 103ft3) allocable to the Blugas ORRI in its proved gas reserves. However, the volumes due to Blugas associated with the sale of such quantities were reflected as cash outflows (costs) as if such amounts were paid to Blugas. As such, utilizing the same assumptions as the December 31, 2023 DeGolyer & MacNaughton reserve report, if the cash payments allocable to Blugas were added back to the Company’s December 31, 2023 future net cash flows and standardized measure of discounted future net cash flow, such amounts would have increased $35.3 million and $30.0 million, respectively.

No changes are necessary to the Company’s condensed combined pro forma financial information as the Blugas Settlement occurred on May 28, 2024, and the transaction has been recorded in the Company’s condensed consolidated balance sheet as of June 30, 2024 included in the Amended Registration Statement.

(f) Redeemable Noncontrolling Interest, page 118

18.	Please provide your accounting analysis supporting the initial classification of the redeemable noncontrolling interest as temporary equity. Further, explain to us how you will subsequently measure and account for the redeemable noncontrolling interest.

Response: The Company initially classified the redeemable noncontrolling interest as temporary equity in accordance with ASC 480-10-S99-3A which requires an equity-classified instrument to be presented as temporary equity if the issuer could be required to redeem it for cash or other assets in any circumstance not under the issuer’s sole control. Due to the HoldCo Holder Redemption Right and given the governance and ownership structure of the Company (whereby the current majority shareholder of the Company will control the majority of the votes, and effectively control the Board, after the Business Combination) the circumstances are similar to the structure described in the example in ASC 480-10-S99-3A(7), and therefore the Company initially determined that the Class C HoldCo Units should be classified as temporary equity.

However, after further consideration by management and those charged with governance, the HoldCo Holder Redemption Right was removed from the A&R HoldCo LLC Agreement, and the Class C HoldCo Units were therefore reclassified to permanent equity.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

October 8, 2024

Proposal No. 1 - The Business Combination Proposal

Overview, page 126

19.	Revise your disclosure to state whether or not the business combination is structured so that approval of at least a majority of SPAC’s unaffiliated security holders is required. Refer to Item 1606(c) of Regulation S-K.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure on page 137 of the Amended Registration Statement accordingly.

Ownership of Surviving PubCo Immediately After the Closing, page 128

20.	Please address the following with respect to AleAnna’s enterprise value upon the consummation of the business combination:

●	Disclose the key assumptions used to determine the enterprise value of $620.7 million;

●	Disclose how you estimated each of the key assumptions, such as the revenue growth rates and operating margins, and why these estimates are reasonable for this pre-revenue business; and

●	Comply with the disclosure requirements of Item 1607 of Regulation S-K with respect to any reports, opinions and appraisals.

Response: The Co-Registrants acknowledge the Staff’s comment and have added additional disclosure with respect to the SPAC’s valuation of AleAnna beginning on page 170 of the Amended Registration Statement accordingly.

The Merger Agreement, page 142

21.	We note your disclosure here and elsewhere in your filing that concurrently with the execution of the merger agreement, SPAC, AleAnna and the Sponsor Related Parties entered into the A&R Sponsor Letter Agreement pursuant to which each Sponsor Related Party has agreed to, among other things, certain lock-up provisions with respect to such Sponsor Related Party’s shares of Surviving PubCo Class A Common Stock for twelve months following the Closing. Please revise to describe exceptions to the restrictions in these lock-up provisions, including any terms that would result in an earlier expiration of these provisions. Refer to Item 1603(a)(9) of Regulation S-K.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure on pages 154 and 160 of the Amended Registration Statement accordingly.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

October 8, 2024

Background to the Business Combination, page 144

22.	Please substantially revise your disclosure throughout this section to discuss in greater detail the substance of meetings and discussions among representatives of SPAC and AleAnna, including identifying the individuals that participated in each negotiation, the material terms that were discussed, how parties’ positions differed, and how issues were resolved. Revise to clarify the material transaction terms that were included in the draft non-binding letter of intent and the letter of intent executed on April 1, 2024, and how the terms of the business combination evolved during negotiations. For example, clarify how the pre-money valuation of $665,000,000 was determined and how the transaction structure and consideration evolved during the negotiations, including the proposals and counter-proposals made during the course of the negotiations with respect to the material terms of the transaction. Please ensure you discuss how the Up-C transaction structure was determined and the negotiation of the Investor Letter Agreements and board representation. To the extent certain terms were deemed not subject to negotiation, disclose this fact.

Response: The Co-Registrants acknowledge the Staff’s comment and have added additional disclosure beginning on page 159 of the Amended Registration Statement accordingly.

23.	We note your disclosure that SPAC initially learned of AleAnna through its investment banker Cohen Group. Please revise to clarify Cohen’s role regarding the business combination and related agreements.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure on page 159 of the Amended Registration Statement accordingly.

24.	We note your disclosure that in connection with its determination to approve the business combination the SPAC Board considered AleAnna’s outlook, financial plan and future potential debt structure. Please expand to discuss these factors in more detail and whether the SPAC Board considered these or other factors in determining that the consideration being paid in the business combination was fair to and in the best interests of SPAC and its shareholders and appropriately reflected the underlying value AleAnna’s tangible assets and attractive growth prospects. In this regard, we refer to your disclosure that in a virtual meeting on April 2, 2024 AleAnna provided a management presentation that included metrics for the expected valuation. We further note you disclose that, on April 5, 2024, SPAC and its advisors further discussed comparable companies and valuation with AleAnna representatives including a discussion of future development plans and growth strategies.

Response: The Co-Registrants acknowledge the Staff’s comment and have added additional disclosure with respect to the SPAC’s valuation of AleAnna beginning on page 168 of the Amended Registration Statement accordingly.

25.	Please revise your disclosure to discuss AleAnna’s reasons for engaging in the business combination. Refer to Item 1605(b)(3) of Regulation S-K.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure on page 179 of the Amended Registration Statement accordingly.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

October 8, 2024

26.	We note your disclosure on page 43 and elsewhere in your proxy statement/prospectus summary that pursuant to the A&R Sponsor Letter Agreement and the Investor Letter Agreements, the Sponsor Related Parties and certain Investors, respectively, have waived all of their redemption rights and will not have redemption rights with respect to any SPAC Class A Ordinary Shares owned by them, directly or indirectly, other than shares acquired in the IPO. Please disclose whether consideration (in cash or in other form of value) was provided in exchange for the agreement by these parties to waive redemption rights. Refer to Item 1603(a)(8) of Regulation S-K.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure on page 176 of the Amended Registration Statement accordingly.

SPAC’s Board of Directors Reasons for the Business Combination, page 152

27.	We note that the SPAC Board determined not to obtain a fairness opinion given that its officer’s and director’s extensive transactional experience, particularly in the energy industry, and substantial experience in evaluating the operations and financial merits of companies in the energy industry enabled them to make the necessary analyses and determination regarding the business combination and its fairness to SPAC shareholders. Please revise to describe in greater detail such energy industry experience and all material analyses the Board relied upon in evaluating the financial aspects of the potential business combination.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure beginning on page 165 of the Amended Registration Statement accordingly.

28.	Revise your disclosure to state whether or not a majority of SPAC’s directors who are not employees of the SPAC has retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the business combination and/or preparing a report concerning the approval of the business combination. Refer to Item 1606(d) or Regulation S-K.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure on page 169 of the Amended Registration Statement accordingly.

29.	Revise your disclosure to state whether or not the business combination was approved by a majority of SPAC’s directors who are not employees of the SPAC. If any director of the SPAC voted against, or abstained from voting on, approval of the business combination, identify such persons, and indicate, if known after making reasonable inquiry, the reasons for the vote against the transaction or abstention. Refer to Item 1606(e) of Regulation S-K.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure on page 165 of the Amended Registration Statement accordingly.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

October 8, 2024

30.	We note your statement on page 152 that according to Statista Research, “the worldwide renewable energy market in which AleAnna operates was valued at $276 billion in 2022 and is estimated to reach $369 billion by 2026, representing a CAGR of 7.5% over the forecasted period,” and “the United States renewable energy market was valued at $61.9 billion in 2022 and is expected to grow to $74.5 billion by 2026, representing a CAGR of 4.7% over the same period.” Please revise to provide the name and date of this report.

Response: The Co-Registrants acknowledge the Staff’s comment and respectfully advise the Staff that the reference to the report has been removed from the Amended Registration Statement.

Material U.S. Federal Income Tax Consequences, page 187

31.	Please expand your discussion to address the federal income tax consequences of the Business Combination to SPAC, AleAnna, and their respective securityholders. We note your current disclosure only addresses the consequences of the Domestication to SPAC and its securityholders. Refer to Item 1605(b)(6) of Regulation S-K.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure on page 217 of the Amended Registration Statement accordingly.

Business of Alenna, page 198

32.	We note your disclosure that, in 2021, AleAnna launched a renewable natural gas (“RNG”) development business focused on bringing to market carbon negative renewable natural gas derived from animal and agricultural waste. Please revise to explain the meaning of the term “carbon negative” as used in your proxy statement/prospectus.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure on page 15 of the Amended Registration Statement accordingly.

Natural Gas Demand, page 199

33.	We note your disclosure of the estimates of recoverable natural gas reserves for the Po Valley. Please expand your disclosure to clarify estimates of reserves using criteria established by the USGS may differ from estimates based on SEC definitions. As part of your expanded disclosure include the date the USGS estimates were determined.

Response: Neither the USGS nor Petroconsultants provide details on the specific engineering methodology used to project ultimately recoverable reserves from the reserves that had been produced to date in each field. In comparison, the SEC Final rule stipulates that “proved oil and gas reserves” are “those quantities of oil and gas, which by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible…”.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

October 8, 2024

It appears that the USGS/Petroconsultants methodology determining quantities of recoverable gas was an analysis of geoscience and engineering data (not a geostatistical estimate), but that USGS recoverable reserves were not analyzed for economic viability, which would fall short of the SEC Final rule definition of “proved reserves”.

The Co-Registrants have revised the disclosure on page 220 of the Amended Registration Statement to remove references to USGS estimates.

Reserve Information

Reserve Data, page 204

34.

Please expand your disclosure of proved reserves and the standardized measure, as of December 31, 2023, to clarify the impact to these estimates for the Blugas Settlement discussed on page 216 and in Exhibit 99.7. Refer to FASB ASC 932-235-50-10.

This comment also applies to the comparable disclosure provided on page F-76.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure on pages 224-226, 238 and F-77 of the Amended Registration Statement accordingly.

Proved Undeveloped Reserves, page 204

35.	Please expand your disclosure here to clarify the reasons drilled and completed wells remain classified as undeveloped and no proved undeveloped reserves have been converted to developed status, as of December 31, 2023. Your expanded disclosure should consider the definitions of developed and undeveloped reserves in Rule 4-10(a)(6) and (31) of Regulation S-X and your disclosures on pages 57, 197, 200, F-48 and F-6.

Response:

According to the SEC (CFR 2012 Title 17 Vol 2 sec 210-4-10), “Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion”.

The reserves associated with all existing wells in the DeGolyer & MacNaughton report as of December 31, 2023 (the Longanesi, Trava and Gradizza wells) require future investments to install production pipelines and production facilities prior to being fully completed and producible. Therefore, DeGolyer & MacNaughton determined that these reserves must be classified in their entirety as proved undeveloped reserves.

The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure on page 226 of the Amended Registration Statement accordingly.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

October 8, 2024

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Natural Gas Reserves, page 204

36.	Your standardized measure disclosure on page 204 states it includes the present value of net cash flows discounted at 10%; however, the table presents the undiscounted future net cash flows and the standardized measure value. Also, the table units are labeled as “$ Millions;” whereas, the units shown in the standardized measure table on page F-76 are “$ Thousands.” Please review and revise your disclosures as necessary to remove the inconsistency.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure on pages 225 and F-78 of the Amended Registration Statement accordingly.

37.	As part of the standardized measure disclosure on page 204, you state the reserve estimates do not include any “possible reserves.” Please modify your disclosure to clarify your reserve estimates and standardized measure do not include any “probable” or “possible reserves” or related cash flows, if true.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure on page 225 to clarify that AleAnna’s reserve estimates, related cash flows, and standardized measure do not include any “probable” or “possible” reserves.

Acreage, page 205

38.	Please expand your acreage disclosure to present the total gross and net developed acreage and the total gross and net undeveloped acreage as of December 31, 2023. In addition, please provide the expiration dates of material concentrations of your undeveloped acreage. Refer to the requirements in Item 1208 of Regulation S-K.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure on page 226 of the Amended Registration Statement accordingly.

Drilling Activities, page 205

39.	Please expand your disclosure here or under a separate heading to provide a discussion of your present activities similar to the discussion under the section “Overview” on page 217. Refer to the disclosure requirements in Item 1206 of Regulation S-K.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure on page 227 of the Amended Registration Statement accordingly.

Productive Wells, page 205

40.	As of December 31, 2023, you disclose the Company had no productive wells; however, we note the Company has completed and tested five production wells in the Longanesi field and completed one well each in the Gradizza and Trava fields. The definition of a productive well in Item 1208(c)(3) of Regulation S-K includes wells mechanically capable of production. Please review and revise your disclosure as needed.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosures on page 227 to clarify status of AleAnna’s wells based on the productive well definition in Item 1208(c)(3) of Regulation S-K. Consistent with the response to comment number 35, the Longanesi, Trava and Gradizza wells) require future investments to install production pipelines and production facilities prior to being fully completed and producible.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

October 8, 2024

Management’s Discussion and Analysis of Financial Condition and Results of Operations of AleAnna

Liquidity and Capital Resources, page 223

41.	You disclose in a risk factor that the failure of an operator of your wells or joint venture participant to adequately perform operations could reduce your production, revenues, targeted returns and lead to unexpected future cost. Please disclose how you monitor operational risks, credit risk, financial position and liquidity of Societa Padana Energia, the operator of your significant working interest in the Longanesi field.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure on page 246 of the Amended Registration Statement accordingly.

Management of SPAC, page 253

42.	We note your disclosure regarding the entities to which SPAC’s executive officers and directors currently have fiduciary duties, contractual obligations or other material management relationships. Please revise to briefly describe the fiduciary duties of SPAC’s officer and directors to other entities to which they have fiduciary duties. Refer to Item 1603(c) of Regulation S-K.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure on page 274 of the Amended Registration Statement accordingly.

Management of AleAnna and Surviving Pubco Following the Business Combination, page 256

43.	Please revise to describe the business experience, principal occupations and employment, of each executive officer and director during the past five years, including the dates and duration of their employment. In addition, state the terms of office and the periods during which each officer and director has served as such officer and director. Refer to Item 401 of Regulation S-K.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure on pages 278-282 of the Amended Registration Statement accordingly.

Beneficial Ownership of Securities, page 267

44.	Please revise your tabular disclosures to disclose the natural person(s) who have voting and/or investment control over the shares owned by Swiftmerge Holdings, LLC and Bonanza Resources (Texas) Inc.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure on pages 290-293 of the Amended Registration Statement accordingly.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

October 8, 2024

Comparison of Rights of Surviving PubCo Shareholders and SPAC Shareholders, page 287

45.	Please expand your disclosure to explain any material differences in the rights of AleAnna security holders as compared with security holders of the combined company as a result of the business combination. Refer to Item 1605(b)(4) of Regulation S-K.

Response: The Co-Registrants acknowledge the Staff’s comment and have added disclosure beginning on page 312 of the Amended Registration Statement accordingly.

Swiftmerge Acquisition Corp.

Note 1. Description of Organization, Business Operations, Liquidity and Going Concern Liquidity, Capital Resources, and Going Concern, page F-10

46.	You disclose that based on the cash forecast prepared by management as of March 31, 2024, the amounts held in the operating account will not provide you with sufficient funds to meet your operational and liquidity obligations up to the expiration date of June 17, 2025. Please quantify the extent to which funds held in the operating account fall short of the cash needs for the next twelve months based on management’s forecast.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure on page 264 of the Amended Registration Statement accordingly.

AleAnna Energy, LLC

Notes to the Condensed Consolidated Interim Financial Statements (Unaudited) Note 3 - Acquisitions and Contingent Consideration Liability, page F-49

47.	Tell us how you estimated the contingent liability amounts as of December 31, 2023, and March 31, 2024. Revise to disclose why the short-term contingent liability amount decreased from $14,888,021 as of December 31, 2023, to $11,406,096 as of March 31, 2024.

Response: On July 13, 2016, AleAnna Europa S.r.l., a former subsidiary of AleAnna Resources LLC (which was subsequently merged into AleAnna Italia S.p.A. in December 2022), purchased a 33.5% working interest in the Longanesi field from Enel Trade S.P.A. (“Enel”), which included deferred consideration of approximately €24 million payable based on production of the Longanesi field. The deferred consideration is payable based on a formulaic calculation which is predominantly dependent on sales volumes and spot natural gas prices during the first 12 years of production (the “Earn-Out Period”).

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

October 8, 2024

Both the deferred consideration (“Earn-Out”) and the Blugas ORRI discussed elsewhere in the initial Form S-4 and in this response letter were included as part of the Company’s purchase and sale agreement (“PSA”) with Enel for the acquisition of the 33.5% Longanesi working interest. The Blugas ORRI was a legacy claim that was acquired by the Company as part of the Longanesi working interest acquisition from Enel. As such, the PSA and the Earn-Out consideration contemplated the volumes due to Blugas as part of the determination of the Earn-Out consideration due to Enel.

The estimate of the contingent consideration liability as of December 31, 2023 and March 31, 2024 was determined based on the estimated future Longanesi annual production quantities (by year) per the December 31, 2023 DeGolyer and MacNaughton reserve report. The reserve report contains the net annual gas production quantities attributable to the Company’s 33.5% working interest through the productive life of the field. Such volume quantity figures include the production quantities allocable to Blugas (20% of the first 350 million standard cubic meters produced from the Longanesi field). A separate adjustment is made to exclude the quantities allocable to Blugas under the Blugas ORRI in order to establish the actual net production to the Company. Such annual net production is then multiplied by a contractually defined price, which is derived through a price formula, in order to determine the amount of consideration due to Enel by year. The price formula contains a minimum price (€3.65/Mcf) under which no payment is due and also contains varying threshold price weight formulas applicable to years one through four versus years five through twelve. As a result of the price formula, the portion of the €24 million consideration due each year (i.e., the timing of the modeled payments) will fluctuate based on movements in the prevailing forward market prices. Although prevailing forward market prices impact the timing of expected payment due to the price formula, any ultimate payment to Enel is predominantly driven by the volume obligation under the ORRI (and not price).

As of December 31, 2023, the contingent consideration calculation yielded expected consideration payments of approximately €13.5MM in 2024 ($14.9MM) which was classified as short-term and €10.5MM in 2025 ($11.6MM) which was classified as long-term. As of March 31, 2024, forward average annual European natural gas prices had declined and the formulaic contingent consideration calculation yielded €10.6MM ($11.4MM) due in the next twelve months (short-term), €8.5MM ($9.2MM) due March 31, 2025 through March 31, 2026 (long-term), and €4.9MM ($5.3MM) due March 31, 2026 through March 31, 2027 (long-term). As of June 30, 2024, forward average annual European natural gas prices remained depressed as compared to December 31, 2023, and the formulaic calculation yielded a payment stream that remained delayed into periods past the next twelve months.

The Company recognizes a liability for the contingent consideration in accounting for the asset acquisition in accordance with ASC 450, Contingences, based on the Company’s assessment of probability of the occurrence of payment, which is primarily based on production volume, and the Company has deemed the liability is estimable based on its formulaic nature.

The Company has revised its disclosure on page F-50 to describe why the short-term contingent liability amount decreased from $14,888,021 as of December 31, 2023, to $13,189,038 as of June 30, 2024.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

October 8, 2024

AleAnna Energy, LLC

Notes to Consolidated Financial Statements Note 13-Natural Gas Producing Activities (Unaudited), page F-75

48.	Please expand your disclosure to present the costs incurred for property acquisition, exploration, and development activities as applicable for the years ended December 31, 2023 and 2022. Refer to FASB ASC 932-235-50-17 and 18.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure on page F-76 of the Amended Registration Statement accordingly.

Reserve Information, page F-75

49.	Please revise the table presenting the opening and closing balance of proved developed and undeveloped reserves at December 31 to remove the $ signs.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure on page F-77 of the Amended Registration Statement accordingly.

50.

Your reconciliation of the changes in proved developed and undeveloped reserves for the year ended December 31, 2023 included only a positive revision attributable to extensions and discoveries; however, footnotes (2) and (3) to the standardized measure calculation table identified a decrease for the year-ended 2023 due to lower natural gas prices. Please review and revise your disclosures as necessary to remove the inconsistency. Refer to FASB ASC 932-235-50-5.

This comment also applies to the disclosure of the changes in proved developed and undeveloped reserves that occurred during 2022 and the changes in proved undeveloped reserves presented on page 204.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure on pages F-77 and 224-225 of the Amended Registration Statement accordingly.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

October 8, 2024

Standard Measure of Discounted Future Cash Flow, page F-76

51.	Please expand the discussion accompanying the presentation of the standardized measure to include a description similar to page 205 of the inputs to the calculation, including the clarification that future cash flows are reduced by estimated abandonment costs. Refer to FASB ASC 932-235-50-36.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure on page F-77 of the Amended Registration Statement accordingly.

52.	Please expand your filing to include the changes in the standardized measure for the years-ended 2023 and 2022 as required by FASB ASC 932-235-50-34 and 35.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure on page F-78 of the Amended Registration Statement accordingly.

Exhibits

53.	We note the reserve report, filed as Exhibit 99.7, includes information relating to probable and possible reserves not disclosed in the Registration Statement on Form S-4. We believe the information in the reserve report should correlate with the disclosure in your filing. Therefore, either obtain and file a revised reserve report which does not include the information relating to probable and possible reserves, or revise the Registration Statement on Form S-4 to disclose this information in a manner consistent with the guidance in Item 1202(a)(2) of Regulation S-K.

Response: The Co-Registrants acknowledge the Staff’s comment the Company has obtained and filed a revised reserve report which does not include the information relating to probable and possible reserves. References to probable and possible reserves have been removed from the Amended Registration Statement with the exception of the discussion of such reserves in the SPAC's valuation of AleAnna.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

October 8, 2024

54.	Please obtain and file a revised reserve report that includes the initial reference price for natural gas excluding adjustments for differentials as part of the discussion of the primary economic assumptions. Refer to Item 1202(a)(8)(v) of Regulation S-K.

Response: The reference price for natural gas in fact excluded any adjustments for differentials. The Co-Registrants have revised the disclosure to remove references to differentials. The Company also obtained and filed a revised reserve report which explicitly denotes no adjustments for differentials were made.

General

55.	We note that SPAC’s sponsor is Swiftmerge Holdings, LP, a Delaware limited partnership. Please revise to describe the general character of SPAC’s sponsor’s business. Refer to Item 1603(a)(2) of Regulation S-K.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure on page 13 of the Amended Registration Statement accordingly.

56.	We note your disclosure on page 232 that your management team, the SPAC Board, SPAC Board of Advisors, and IVEST collectively have decades of experience in sourcing highly unique and compelling acquisitions, at favorable market prices, with beneficial deal structures, that are conducive to driving market beating equity return profiles for investors. Please revise to describe the prior SPAC experience of the SPAC sponsor, its affiliates, and any promoters. Refer to Item 1603(a)(3) of Regulation S-K.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure on page 254 of the Amended Registration Statement accordingly.

57.	Please describe the material roles and responsibilities of the SPAC sponsor, its affiliates, including IVEST, and any promoters in directing and managing the SPAC’s activities. Refer to Item 1603(a)(4) of Regulation S-K.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure on page 271 of the Amended Registration Statement accordingly.

58.	Please tell us if the registration statement has been signed by a majority of the board of directors of AleAnna or include such signatures in your next amendment.

Response: The Company respectfully advises the Staff that the Amended Registration Statement has been signed by a majority of its board of managers.

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U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

October 8, 2024

If you have any questions or require any additional information in connection with the filing, please do not hesitate to contact the undersigned at 954-768-8209.

Very truly yours,

/s/ Grant J. Levine
Grant J. Levine
Greenberg Traurig, LLP

cc:	Tristan Yopp, Chief Financial Officer of AleAnna Energy, LLC Jennifer T. Wisinski, Esq., Haynes and Boone, LLP
Stephen W. Grant Jr., Esq., Haynes and Boone, LLP
John Bremner, Chief Executive Officer of Swiftmerge Acquisition Corp. Mark Selinger, Esq., Greenberg Traurig, LLP Adam Namoury, Esq., Greenberg Traurig, LLP